                                                              December 7, 2000


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20949
Attn:  Daniel L. Horwood

     RE:  CONTEXT INTEGRATION, INC.
     Form S-1
     FILE NO. 333-31860

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Context Integration, Inc. (the "Company") requests the withdrawal of the Company's Registration Statement on Form S-1, file number 333-31860 (the "S-1 Registration Statement"). The Company has elected not to proceed with the offering due to general market conditions. No sales of the Company's Common Stock have been or will be made pursuant to the S-1 Registration Statement.

     If you have any questions, please call Susan Stapleton or Clay Simpson of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or the undersigned at
(781) 229-6500.


                                      Very truly yours,

                                      CONTEXT INTEGRATION, INC.

                                      By:  /s/ Stephen Sharp
                                          ------------------
                                          President and
                                          Chief Executive Officer